UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Zoran Merger Filing

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated July 7, 2011 in relation to proposed merger transaction with Zoran Corporation and amendment of the registration statement on Form F-4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Zoran Merger Filing

RNS Number : 9300J
CSR plc
07 July 2011

7 July 2011

CSR PLC ("CSR") PROPOSED MERGER WITH ZORAN CORPORATION ("ZORAN")

CSR ANNOUNCES FILING OF AMENDMENT No. 1 OF THE FORM F-4 WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

Commission File No.:333-173590

In connection with the proposed merger between CSR and Zoran, on Wednesday, 6 July CSR made an amended filing with the U.S. Securities and Exchange Commission (the "SEC") of a registration statement on Form F-4.

The Form F-4 is the filing with the SEC that registers the offer and issuance by CSR of the Ordinary Shares to be issued to Zoran shareholders to meet the stock portion of the merger consideration, whilst for Zoran, the Form F-4 is its proxy statement to Zoran shareholders seeking approval for the proposed merger.

The filing is subject to review by the SEC, and such review must be completed prior to finalising the Form F-4 for subsequent posting to Zoran shareholders.

The filing made today can be viewed at the SEC's website on its EDGAR database at http://www.sec.gov.

Enquiries:

CSR Contacts
Will Gardiner, Chief Financial Officer
Cynthia Alers, Director, Investor Relations
Tel: +44 (0) 1223 692 000

FD (Financial Public Relations)
James Melville-Ross
Tel: +44 (0) 20 7831  3113 (GMT office hours)
Mobile: +44 (0) 7909 684 467 (out of hours)

About CSR

CSR is a leading global provider of personal wireless technology, including Bluetooth, GPS, FM and Wi-Fi, to industry leaders in consumer electronics, mobile handsets and the automotive industry. Its technology has been adopted by market leaders into a wide range of mobile consumer devices such as mobile phones, automobile navigation and telematics systems, portable navigation devices (PNDs), wireless headsets, mobile computers, mobile internet devices, GPS recreational devices, digital cameras and mobile gaming, plus a wide range of personal and commercial tracking applications. CSR is headquartered in Cambridge, UK, and has offices in Europe, Asia and North America. More information can be found at www.csr.com. Keep up to date with CSR on our blog, or follow us on Twitter at twitter.com/CSR_plc

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC).  It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise.

Any acceptance of, or response to, the proposed merger should be made only on the basis of the information referred to, in respect of CSR shareholders, the shareholder circular seeking the approval of CSR shareholders for the proposed merger (the "Circular") and prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the "UK Prospectus") to be issued by CSR or, in respect of Zoran stockholders, the amended proxy statement/prospectus (the "Proxy Statement/Prospectus") which forms part of the amended registration statement on Form F-4 (the "Amended Registration Statement").

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and Zoran. In connection with the proposed merger, CSR has filed with the US Securities and Exchange Commission (the "SEC") an Amended Registration Statement on Form F-4 containing a Proxy Statement/Prospectus for the stockholders of Zoran. Each of CSR and Zoran intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Zoran. Shareholders of CSR and stockholders of Zoran are advised to read carefully the formal documentation in relation to the proposed merger once it has been despatched. The proposals for the proposed merger will, in respect of the CSR Shareholders, be made solely through the Circular, and, in respect of the Zoran Stockholders, be made solely through the Proxy Statement/Prospectus. Both the Circular and the UK Prospectus and the final Proxy Statement/Prospectus will contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the CSR Shareholders, in the Circular and the UK Prospectus, or, in respect of the Zoran Stockholders, in the Proxy Statement/Prospectus.

Copies of the UK Prospectus and the Circular will, from the date of posting to CSR Shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by CSR Shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Centre of CSR's website www.csr.com. Stockholders may obtain, free of charge, copies of the Proxy Statement/Prospectus and Amended Registration Statement, and any other documents filed by Zoran and CSR with the SEC in connection with the Transaction at the SEC's website at http://www.sec.gov and at Zoran's website at www.zoran.com and CSR's website www.csr.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF CSR AND INVESTORS OF ZORAN TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND AMENDED REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

It is anticipated that the UK Prospectus and the Circular will be made public and the Proxy Statement/Prospectus will be mailed to Zoran shareholders during the third quarter of 2011.

Important Additional Information regarding Solicitation of Zoran Proxies
Zoran and its directors and certain executive officers and CSR, its directors and officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Transaction. CSR has filed an amended Proxy Statement/Prospectus and the Amended Registration Statement with the SEC in connection with the solicitation of proxies to approve the proposed merger. Information regarding the names of Zoran's directors and executive officers and their respective interests in Zoran by security holdings or otherwise is set forth in Zoran's proxy statement relating to the 2010 annual meeting of stockholders, which may be obtained free of charge at the SEC's website at http://www.sec.gov and Zoran's website at http://www.zoran.com. Information about CSR's directors and executive officers is set forth in CSR's annual report on Form 20-F for the financial period ended 31 December 2010, which may be obtained free of charge at the SEC's website at http://www.sec.gov and at CSR's website at www.csr.com. Additional information regarding the interests of such potential participants is included in the amended Proxy Statement/Prospectus and the Amended Registration Statement and other relevant documents to be filed with the SEC in connection with the solicitation of proxies to approve the proposed merger.

This information is provided by RNS
The company news service from the London Stock Exchange

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